EXHIBIT 12

JOHNSON CONTROLS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows Johnson Controls, Inc.’s ratio of earnings to fixed charges for each of its last five fiscal years and the quarter ended December 31, 2011:

	Year Ended September 30,					Quarter Ended
	2007	2008	2009	2010	2011	December 31, 2011
(Dollars in millions)
Net income (loss) attributable to Johnson Controls, Inc.	$1,295	$979	$(338)	$1,491	$1,624	$410
Provision for income taxes	300	321	32	197	370	104
Income (loss) attributable to noncontrolling interests	12	24	(12)	75	117	35
(Income) loss from equity affiliates	(89)	(116)	77	(254)	(298)	(120)
Distributed income of equity affiliates	89	101	158	212	194	18
Amortization of previously capitalized interest	9	10	11	11	10	2
Fixed charges less capitalized interest	378	409	492	302	331	87

Earnings	$1,994	$1,728	$420	$2,034	$2,348	$536

Fixed charges:
Interest incurred and amortization of debt expense	$284	$291	$375	$193	$224	$65
Estimated portion of interest in rent expense	112	133	134	130	141	36

Fixed charges	$396	$424	$509	$323	$365	$101
Less: Interest capitalized during the period	(18)	(15)	(17)	(21)	(34)	(14)

Fixed charges less capitalized interest	$378	$409	$492	$302	$331	$87

Ratio of earnings to fixed charges	5.0	4.1	*	6.3	6.4	5.3

*	The ratio coverage for the year ended September 30, 2009 was less than 1:1. Johnson Controls, Inc. would have needed to generate additional earnings of $89 million to achieve a coverage ratio of 1:1.

For the purposes of computing this ratio, “earnings” consist of net income attributable to Johnson Controls, Inc. from continuing operations before income taxes, income attributable to noncontrolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.